Filed Pursuant to Rule 433

Registration Statement (No. 333-268084)

June 23, 2025

NiSource Inc.

$900,000,000 5.350% Notes due 2035

$750,000,000 5.850% Notes due 2055

PRICING TERM SHEET

(To Preliminary Prospectus Supplement dated June 23, 2025 (the “Preliminary Prospectus Supplement”))

Issuer:	NiSource Inc.

Security:	5.350% Notes due 2035 (the “ 2035 Notes”) 5.850% Notes due 2055 (the “2055 Notes” and, together with the 2035 Notes, the “Notes”)

Ratings (Moody’s; S&P; Fitch)*:	Baa2 (stable)/BBB+ (stable)/BBB (stable)

Size (aggregate principal amount):

2035 Notes: $900,000,000

2055 Notes: $750,000,000 (Reopening of 5.850% Notes due 2055, of which $750,000,000 was previously issued on March 27, 2025, for a total principal amount outstanding of $1,500,000,000)

Public Offering Price:	2035 Notes: 99.889% of the principal amount 2055 Notes: 97.851% of the principal amount (plus accrued interest of $10,968,750 from and including March 27, 2025 to, but excluding, the delivery date)

Underwriting Discount:	2035 Notes: 0.650% of the principal amount 2055 Notes: 0.875% of the principal amount

Net Proceeds, Before Expenses, to the Issuer:	2035 Notes: $893,151,000 2055 Notes: $727,320,000 (excluding accrued interest)

Maturity Date:	2035 Notes: July 15, 2035 2055 Notes: April 1, 2055

Benchmark Treasury:	2035 Notes: 4.250% due May 15, 2035 2055 Notes: 4.625% due February 15, 2055

Benchmark Treasury Price/Yield:	2035 Notes: 99-15+ / 4.314% 2055 Notes: 96-13 / 4.855%

Spread to Benchmark Treasury:	2035 Notes: T+105 basis points 2055 Notes: T+115 basis points

Yield to Maturity:	2035 Notes: 5.364% 2055 Notes: 6.005%

Optional Redemption Terms:

2035 Notes: Make-whole call at any time prior to April 15, 2035 (the “2035 Par Call Date”) at a redemption price (expressed as a percentage of principal amount and rounded to three decimal places) equal to the greater of: (1)(a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the 2035 Notes matured on the 2035 Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate (as defined in the Preliminary Prospectus Supplement) applicable to the 2035 Notes plus 20 basis points less (b) interest accrued to the date of redemption and (2) 100% of the principal amount of the 2035 Notes to be redeemed, plus, in either case, accrued and unpaid interest thereon to, but excluding, the redemption date.

Callable on or after the 2035 Par Call Date at a redemption price equal to 100% of the principal amount of the 2035 Notes being redeemed plus accrued and unpaid interest thereon to, but excluding, the redemption date.

2055 Notes: Make-whole call at any time prior to October 1, 2054 (the “2055 Par Call Date”) at a redemption price (expressed as a percentage of principal amount and rounded to three decimal places) equal to the greater of: (1)(a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the 2055 Notes matured on the 2055 Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate applicable to the 2055 Notes plus 20 basis points less (b) interest accrued to the date of redemption and (2) 100% of the principal amount of the 2055 Notes to be redeemed, plus, in either case, accrued and unpaid interest thereon to, but excluding, the redemption date.

Callable on or after the 2055 Par Call Date at a redemption price equal to 100% of the principal amount of the 2055 Notes being redeemed plus accrued and unpaid interest thereon to, but excluding, the redemption date.

Coupon (interest rate):	2035 Notes: 5.350% 2055 Notes: 5.850%

Interest Payment Dates:	2035 Notes: January 15 and July 15 of each year, beginning January 15, 2026 (long first interest period) 2055 Notes: April 1 and October 1 of each year, beginning October 1, 2025

Initial Interest Accrual Date:	2035 Notes: June 27, 2025 2055 Notes: March 27, 2025

Format:	SEC Registered

Transaction Date:	June 23, 2025

Expected Settlement Date**:	June 27, 2025 (T+4)

CUSIP/ISIN:	2035 Notes: 65473P AX3 / US65473PAX33 2055 Notes: 65473P AU9 / US65473PAU93

Joint Book-Running Managers:	BMO Capital Markets Corp. BNP Paribas Securities Corp. J.P. Morgan Securities LLC PNC Capital Markets LLC Scotia Capital (USA) Inc. U.S. Bancorp Investments, Inc.

Senior Co-Manager:	Huntington Securities, Inc.

Co-Managers:	Academy Securities, Inc. Siebert Williams Shank & Co., LLC

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
**

We expect to deliver the Notes against payment for the Notes on or about June 27, 2025, which will be the fourth business day following the date of the pricing of the Notes. Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in one business day, unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to trade Notes on any date prior to the first business day before delivery of the Notes will be required, by virtue of the fact that the Notes initially will settle in T+4, to specify alternative settlement arrangements to prevent a failed settlement. Purchasers of the Notes who wish to trade the Notes on any date prior to the first business day before delivery of the Notes should consult their own advisors.

The issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling BMO Capital Markets Corp. toll-free at (888) 200-0266, BNP Paribas Securities Corp. toll-free at (800) 854-5674, J.P. Morgan Securities LLC collect at (212) 834-4533, PNC Capital Markets LLC toll-free at (855) 881-0697, Scotia Capital (USA) Inc. toll-free at (800) 372-3930 or U.S. Bancorp Investments, Inc. toll-free at (877) 558-2607.